EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2017

AGRIUM INC.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

		Three months ended
		March 31,
(millions of U.S. dollars, unless otherwise stated)	Notes	2017	2016

Sales		2,720	2,725
Cost of product sold		2,162	2,171

Gross profit		558	554
Expenses
Selling		451	414
General and administrative		60	55
Share-based payments	5	3	4
Earnings from associates and joint ventures		(23)	(5)
Other expenses	4	10	11

Earnings before finance costs and income taxes		57	75
Finance costs related to long-term debt		47	52
Other finance costs		23	18

(Loss) earnings before income taxes		(13)	5
Income taxes		(3)	2

Net (loss) earnings		(10)	3

Attributable to
Equity holders of Agrium		(11)	2
Non-controlling interests		1	1

Net (loss) earnings		(10)	3

Earnings per share attributable to equity holders of Agrium
Basic and diluted (loss) earnings per share		(0.08)	0.02
Weighted average number of shares outstanding for basic and diluted (loss) earnings per share (millions of common shares)		138	138

See accompanying notes.

Basis of preparation and statement of compliance

These condensed consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on May 1, 2017. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2016 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2016 Annual Report, except as described in note 7.

AGRIUM INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

		Three months ended
		March 31,
(millions of U.S. dollars)	Notes	2017	2016

Net (loss) earnings		(10)	3
Other comprehensive income
Items that are or may be reclassified to earnings
Cash flow hedges	3
Effective portion of changes in fair value		(23)	(23)
Deferred income taxes		5	7
Associates and joint ventures
Share of comprehensive (loss) income		(29)	2
Deferred income taxes		8	—
Foreign currency translation
Gains		65	179
Reclassifications to earnings		5	—

		31	165

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses		(3)	—
Deferred income taxes		1	—

		(2)	—

Other comprehensive income		29	165

Comprehensive income		19	168

Attributable to
Equity holders of Agrium		18	167
Non-controlling interests		1	1

Comprehensive income		19	168

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited)

		March 31,		December 31,
(millions of U.S. dollars)	Notes	2017	2016	2016
Assets
Current assets
Cash and cash equivalents		262	276	412
Accounts receivable		2,315	2,200	2,208
Income taxes receivable		54	61	33
Inventories		4,537	4,524	3,230
Prepaid expenses and deposits		253	254	855
Other current assets		134	152	123

		7,555	7,467	6,861
Property, plant and equipment		6,919	6,712	6,818
Intangibles		555	645	566
Goodwill		2,110	1,988	2,095
Investments in associates and joint ventures		533	637	541
Other assets		49	54	48
Deferred income tax assets		37	52	34

		17,758	17,555	16,963

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	6	678	629	604
Accounts payable		5,603	5,309	4,662
Income taxes payable		—	1	17
Current portion of long-term debt	6	10	108	110
Current portion of other provisions		55	81	59

		6,346	6,128	5,452
Long-term debt	6	4,401	4,415	4,398
Post-employment benefits		129	132	141
Other provisions		339	337	322
Other liabilities		61	76	68
Deferred income tax liabilities		400	402	408

		11,676	11,490	10,789

Shareholders’ equity
Share capital		1,768	1,759	1,766
Retained earnings		5,503	5,414	5,634
Accumulated other comprehensive loss		(1,195)	(1,113)	(1,231)

Equity holders of Agrium		6,076	6,060	6,169
Non-controlling interests		6	5	5

Total equity		6,082	6,065	6,174

		17,758	17,555	16,963

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

		Three months ended
		March 31,
(millions of U.S. dollars)	Notes	2017	2016

Operating
Net (loss) earnings		(10)	3
Adjustments for
Depreciation and amortization		139	114
Earnings from associates and joint ventures		(23)	(5)
Share-based payments		3	4
Unrealized (gain) loss on derivative financial instruments		(5)	83
Unrealized foreign exchange gain		—	(124)
Interest income		(13)	(13)
Finance costs		70	70
Income taxes		(3)	2
Other		(11)	6
Interest received		13	14
Interest paid		(84)	(89)
Income taxes paid		(39)	(141)
Dividends from associates and joint ventures		5	1
Net changes in non-cash working capital		136	418

Cash provided by operating activities		178	343

Investing
Business acquisitions, net of cash acquired		(30)	(94)
Capital expenditures		(143)	(174)
Capitalized borrowing costs		(8)	(5)
Purchase of investments		(33)	(23)
Proceeds from sale of investments		28	18
Proceeds from sale of property, plant and equipment		9	4
Other		(4)	(3)
Net changes in non-cash working capital		(6)	—

Cash used in investing activities		(187)	(277)

Financing
Short-term debt	6	64	(204)
Repayment of long-term debt	6	(103)	(2)
Dividends paid		(121)	(119)

Cash used in financing activities		(160)	(325)

Effect of exchange rate changes on cash and cash equivalents		19	20

Decrease in cash and cash equivalents		(150)	(239)
Cash and cash equivalents – beginning of period		412	515

Cash and cash equivalents – end of period		262	276

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
(millions of U.S. dollars, except per share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interests	Total equity
December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	2	—	—	—	—	2	1	3
Other comprehensive income (loss), net of tax
Other	—	—	—	(16)	2	179	165	165	—	165

Comprehensive income (loss), net of tax	—	—	2	(16)	2	179	165	167	1	168
Dividends ($0.875 per share)	—	—	(121)	—	—	—	—	(121)	—	(121)
Share-based payment transactions	—	2	—	—	—	—	—	2	—	2
Reclassification of cash flow hedges, net of tax	—	—	—	9	—	—	9	9	—	9

March 31, 2016	138	1,759	5,414	(63)	(15)	(1,035)	(1,113)	6,060	5	6,065

December 31, 2016	138	1,766	5,634	(25)	(51)	(1,155)	(1,231)	6,169	5	6,174

Net (loss) earnings	—	—	(11)	—	—	—	—	(11)	1	(10)
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(2)	—	—	—	—	(2)	—	(2)
Other	—	—	—	(18)	(21)	70	31	31	—	31

Comprehensive income (loss), net of tax	—	—	(13)	(18)	(21)	70	31	18	1	19
Dividends ($0.875 per share)	—	—	(120)	—	—	—	—	(120)	—	(120)
Non-controlling interest transactions	—	—	2	—	—	(2)	(2)	—	—	—
Share-based payment transactions	—	2	—	—	—	—	—	2	—	2
Reclassification of cash flow hedges, net of tax	—	—	—	7	—	—	7	7	—	7

March 31, 2017	138	1,768	5,503	(36)	(72)	(1,087)	(1,195)	6,076	6	6,082

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

•	North America including the United States and Canada

•	International including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products as follows:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Production facilities in Alberta and production and mining facilities in Idaho

•	Wholesale Other: Producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients, and operating joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended March 31,
	2017				2016
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	2,227	493	—	2,720	2,278	447	—	2,725
- inter-segment	13	182	(195)	—	12	202	(214)	—

Total sales	2,240	675	(195)	2,720	2,290	649	(214)	2,725
Cost of product sold	1,806	533	(177)	2,162	1,888	496	(213)	2,171

Gross profit	434	142	(18)	558	402	153	(1)	554

Gross profit (%)	19	21		21	18	24		20

Expenses
Selling	448	7	(4)	451	410	8	(4)	414
General and administrative	25	6	29	60	22	8	25	55
Share-based payments	—	—	3	3	—	—	4	4
Earnings from associates and joint ventures	(6)	(16)	(1)	(23)	(4)	(1)	—	(5)
Other (income) expenses	(12)	14	8	10	(3)	19	(5)	11

(Loss) earnings before finance costs and income taxes	(21)	131	(53)	57	(23)	119	(21)	75
Finance costs	—	—	70	70	—	—	70	70

(Loss) earnings before income taxes	(21)	131	(123)	(13)	(23)	119	(91)	5
Depreciation and amortization	71	64	4	139	67	44	3	114
Finance costs	—	—	70	70	—	—	70	70

EBITDA (b)	50	195	(49)	196	44	163	(18)	189

(a)	Includes inter-segment eliminations
(b)	EBITDA is net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended March 31,
	2017			2016
	North America	International	Retail (a)	North America	International	Retail
Sales - external	1,758	469	2,227	1,797	481	2,278
- inter-segment	13	—	13	12	—	12

Total sales	1,771	469	2,240	1,809	481	2,290
Cost of product sold	1,451	355	1,806	1,506	382	1,888

Gross profit	320	114	434	303	99	402
Expenses
Selling	364	84	448	337	73	410
General and administrative	18	7	25	15	7	22
Earnings from associates and joint ventures	(5)	(1)	(6)	(4)	—	(4)
Other (income) expenses	(7)	(5)	(12)	6	(9)	(3)

(Loss) earnings before income taxes	(50)	29	(21)	(51)	28	(23)
Depreciation and amortization	66	5	71	61	6	67

EBITDA	16	34	50	10	34	44

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $6-million and EBITDA of $8-million. The Financial Services operating segment was introduced in mid-2016.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended March 31,
	2017					2016
	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale
Sales - external	182	90	90	131	493	173	48	80	146	447
- inter-segment	58	42	44	38	182	77	43	50	32	202

Total sales	240	132	134	169	675	250	91	130	178	649
Cost of product sold	163	97	127	146	533	155	77	110	154	496

Gross profit	77	35	7	23	142	95	14	20	24	153
Expenses
Selling	3	1	1	2	7	4	2	1	1	8
General and administrative	2	1	1	2	6	4	2	1	1	8
Earnings from associates and joint ventures	—	—	—	(16)	(16)	—	—	—	(1)	(1)
Other expenses	9	2	2	1	14	6	6	4	3	19
Earnings before income taxes	63	31	3	34	131	81	4	14	20	119

Depreciation and amortization	16	29	16	3	64	13	20	10	1	44

EBITDA	79	60	19	37	195	94	24	24	21	163

(a)	Includes ammonium sulfate, ESN and other products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended March 31,
	2017			2016
	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit
Retail
Crop nutrients	714	573	141	839	705	134
Crop protection products	872	742	130	831	710	121
Seed	382	328	54	376	325	51
Merchandise	134	112	22	117	98	19
Services and other (a)	138	51	87	127	50	77

	2,240	1,806	434	2,290	1,888	402

Wholesale
Nitrogen	240	163	77	250	155	95
Potash	132	97	35	91	77	14
Phosphate	134	127	7	130	110	20
Ammonium sulfate, ESN and other	169	146	23	178	154	24

	675	533	142	649	496	153

Other inter-segment eliminations	(195)	(177)	(18)	(214)	(213)	(1)

Total	2,720	2,162	558	2,725	2,171	554

Wholesale share of joint ventures
Nitrogen	24	19	5	25	21	4

Total Wholesale including proportionate share in joint ventures	699	552	147	674	517	157

(a)	Includes financial services products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended March 31,
	2017				2016
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	1,490	409	322	87	1,520	450	369	81
International	352	296	265	31	440	354	328	26

Total crop nutrients	1,842	388	311	77	1,960	428	360	68

Wholesale
Nitrogen
North America
Ammonia	226	367			230	398
Urea	361	311			319	338
Other	185	242			192	265

Total nitrogen	772	311	211	100	741	338	209	129

Potash
North America	378	248			263	215
International	258	149			193	177

Total potash	636	208	153	55	456	199	168	31

Phosphate	288	466	440	26	220	589	499	90
Ammonium sulfate	88	259	124	135	57	289	113	176
ESN and other	452				452

Total Wholesale	2,236	302	239	63	1,926	337	258	79

Wholesale share of joint ventures
Nitrogen	77	313	252	61	83	296	247	49

Total Wholesale including proportionate share in joint ventures	2,313	302	239	63	2,009	335	257	78

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Risk Management

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	March 31,				December 31,
	2017				2016
	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Designated as hedges
AECO swaps	38	2017 – 2019	2.37	(38)	48	2017 – 2018	2.90	(21)

				(38)				(21)

(a)	U.S. dollars per MMBtu

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2017	2018	2019
AECO swaps	(14)	(22)	(2)

Impact of change in fair value of natural gas derivative financial instruments	March 31,	December 31,
	2017	2016
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.14	0.29

The underlying risk of the derivative contracts is identical to the hedged risk; accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas derivative contracts designated as hedges to other comprehensive income.

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	March 31,				December 31,
	2017				2016
Sell/Buy	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Forwards
USD/CAD	48	2017	1.33	—	—	—	—	—
CAD/USD	302	2017	1.31	5	180	2017	1.34	—
USD/AUD	3	2017	1.34	—	14	2017	1.32	(1)
AUD/USD	90	2017	1.31	—	22	2017	1.34	1
CNY/AUD	19	2017	6.81	—	23	2017	7.16	—
Options
USD/CAD – buy USD puts	55	2017	1.29	—	—	—	—	—
USD/CAD – sell USD calls (b)	74	2017	1.37	—	—	—	—	—

				5				—

(a)	Foreign currency per U.S. dollar

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	March 31,			December 31,
	2017			2016
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	262	262	—	412	412
Accounts receivable – derivatives	—	6	6	—	2	2
Other current financial assets – marketable securities	19	113	132	22	99	121
Other non-current financial assets – derivatives	—	3	3	—	—	—
Accounts payable – derivatives	—	16	16	—	7	7
Other financial liabilities – derivatives	—	26	26	—	16	16
Financial instruments measured at amortized cost
Current portion of long-term debt
Debentures	—	—	—	—	101	100
Fixed and floating rate debt	—	10	10	—	10	10
Long-term debt
Debentures	—	4,714	4,373	—	4,600	4,373
Fixed and floating rate debt	—	28	28	—	25	25

There have been no transfers between Level 1 and Level 2 fair value measurements in the three months ended March 31, 2017 or March 31, 2016. We do not measure any of our financial instruments using Level 3 inputs.

4.	Expenses

	Three months ended
Other expenses	March 31,
	2017	2016
Loss on foreign exchange and related derivatives	6	2
Interest income	(13)	(13)
Environmental remediation and asset retirement obligations	(1)	2
Bad debt expense	7	8
Potash profit and capital tax	3	3
Merger and related costs	16	—
Other	(8)	9

	10	11

5.	Share-based Payments

During the three months ended March 31, 2017, we granted the following share-based compensation awards to officers and employees.

Award type	Number	Grant price
Stock options	444,084	103.22
Stock appreciation rights	79,153	103.22
Share units	270,293	N/A

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

6.	Debt

			March 31,	December 31,
			2017	2016
	Maturity	Rate (%) (a)
Short-term debt
Commercial paper	2017	1.26	454	306
Credit facilities		3.78	224	298

			678	604

(a)	Weighted average rates at March 31, 2017

	Short-term debt	Long-term debt (a)
December 31, 2016	604	4,508
Cash flows reported as financing activities	64	(103)
Non-cash changes
Other adjustments	—	6
Foreign currency translation	10	—

March 31, 2017	678	4,411

(a)	Includes current portion

7.	Significant Accounting Policies

Recent Accounting Pronouncements

Effective January 1, 2017, Agrium adopted the amendments of IAS 7 Statement of Cash Flow which require us to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Refer to note 6 for the reconciliation between the opening and closing balances for liabilities from financing activities.